SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                              SCHEDULE 13G/A
                              (Rule 13d-102)

              Information to Be Included In Statements Filed
          Pursuant to Rules13d-1(b), (c), and (d) and Amendments
                  Thereto Filed Pursuant to Rule 13d-2(b)
                             (Amendment No. 2)


                      HALO TECHNOLOGY HOLDINGS, INC.
-------------------------------------------------------------------------
          (formerly known as Warp Technology Holdings, Inc.)
                          (Name of Issuer)

                Common Stock, par value $.00001 per share
-------------------------------------------------------------------------
                      (Title of Class of Securities)

                               93464-M-204
-------------------------------------------------------------------------
                              (CUSIP Number)

                              October 3, 2006
-------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[   ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 93464-M-204                                 Page 2 of 9 Pages

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1     NAME OF REPORTING PERSONS
      S. S. I.R.S. IDENTIFICATION NOS. NOS. OF ABOVE PERSONS

      Michael Crow
--------------------------------------------------------------------------
2     CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
               (a)  [ ]
               (b)  [X]
--------------------------------------------------------------------------
3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------
               5       SOLE VOTING POWER
 NUMBER
   OF                  0
 SHARES        -----------------------------------------------------------
BENEFICIALLY
  OWNED BY
  EACH
REPORTING
 PERSON
  WITH         -----------------------------------------------------------
               6       SHARED VOTING POWER

                       3,245,994
               -----------------------------------------------------------
               7       SOLE DISPOSITIVE POWER

                       0
               -----------------------------------------------------------
               8       SHARED DISPOSITIVE POWER

                       3,245,994
--------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,245,994
--------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                 [   ]

--------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          9.99%*
--------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (See Instructions)*

          IN
--------------------------------------------------------------------------

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CUSIP No. 93464-M-204                                 Page 3 of 9 Pages
--------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Alex Clug
--------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
          Instructions)
                     (a)  [   ]
                     (b)  [ X ]

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3         SEC USE ONLY

--------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------
               5       SOLE VOTING POWER
 NUMBER
   OF                  0
 SHARES        -----------------------------------------------------------
BENEFICIALLY
 OWNED BY
  EACH
REPORTING
 PERSON
  WITH         -----------------------------------------------------------
               6       SHARED VOTING POWER

                       3,245,994
               -----------------------------------------------------------
               7       SOLE DISPOSITIVE POWER

                       0
               -----------------------------------------------------------
               8       SHARED DISPOSITIVE POWER

                       3,245,994
--------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,245,994
--------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)*
          [   ]
--------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          9.99%*
--------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (See Instructions)*

          IN
--------------------------------------------------------------------------

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CUSIP No. 93464-M-204                                 Page 4 of 9 Pages
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1        NAME OF REPORTING PERSONS
         S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Duncan Capital Group, LLC
--------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
                  (a)  [   ]
                  (b)  [ X ]
--------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------
                5       SOLE VOTING POWER
 NUMBER
   OF                   0
 SHARES         ----------------------------------------------------------
BENEFICIALLY
 OWNED BY
  EACH
REPORTING
 PERSON
  WITH          ----------------------------------------------------------
                6       SHARED VOTING POWER

                        115,500
                ----------------------------------------------------------
                7       SOLE DISPOSITIVE POWER

                        0
                ----------------------------------------------------------
                8       SHARED DISPOSITIVE POWER

                        115,500
--------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         115,500
--------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)*
         [   ]
--------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0.4%
--------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)*

         OO
--------------------------------------------------------------------------

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CUSIP No. 93464-M-204                                 Page 5 of 9 Pages
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1        NAME OF REPORTING PERSONS
         S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         DCI MASTER LDC - Non-U.S. Entity
--------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
                 (a)  [   ]
                 (b)  [ X ]
--------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------
                5       SOLE VOTING POWER
 NUMBER
   OF                   0
 SHARES         ----------------------------------------------------------
BENEFICIALLY
 OWNED BY
  EACH
REPORTING
 PERSON
  WITH          ----------------------------------------------------------
                6       SHARED VOTING POWER

                        3,130,494
                ----------------------------------------------------------
                7       SOLE DISPOSITIVE POWER

                        0
                ----------------------------------------------------------
                8       SHARED DISPOSITIVE POWER

                        3,130,494
--------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,130,494
--------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)*
         [   ]
--------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         9.99%*
--------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)*

         OO
--------------------------------------------------------------------------

ITEM 1

(a)  Name of Issuer:
     --------------

     Halo Technology Holdings, Inc.

(b)  Address of Issuer's Principal Executive Offices:
     -----------------------------------------------

     200 Railroad Avenue, 3rd Floor
     Greenwich, CT 06830

ITEM 2

(a)  Name of Persons Filing:
     ----------------------

   This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Michael Crow, Alex Clug, Duncan Capital Group, LLC and DCI MASTER
LDC (collectively, the "Reporting Persons").

(b) Address of Issuer's Principal Business Office or, if none, Residence:
    --------------------------------------------------------------------

  The principal business address of each of the Reporting Persons is:

     420 Lexington Avenue
     Suite 450
     New York, New York 10170

(c)  Citizenship:
     -----------

     Mr. Clug and Mr. Crow are United States citizens.
     Duncan Capital Group, LLC was formed under the laws of the State of Delaware.
     DCI MASTER LDC is organized and existing in the Cayman Islands.

(d)  Title of Class of Securities:
     ----------------------------

     Common Stock, par value $.00001 per share.

(e)  CUSIP Number:
     ------------

     93464-M-204

ITEM 3  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B),
        -----------------------------------------------------
        OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
        --------------------------------------------------------

(a)  [ ]  Broker or dealer registered under Section 15 of the Act.
(b)  [ ]  Bank as defined in Section 3(a)(6) of the Act.
(c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act.
(d)  [ ]  Investment Company registered under Section 8 of the
          Investment Company Act.
(e)  [ ]  Investment Adviser in accordance with Sec. 240.13d-
          1(b)(1)(ii)(E).

(f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F).
(g)  [ ]  Parent holding company, in accordance with Sec. 240.13d-
          1(b)(ii)(G).
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)  [ ]  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Sec. 240.13d-1(c),
check this box   [ x ].

ITEM 4    Ownership:
          ---------

(a)  Amount Beneficially Owned.


     Mr. Crow: 3,245,994 shares, comprised of 1,707,490 shares of common stock and 1,538,504 shares of common stock issuable upon the exercise of warrants.
     Mr. Clug: 3,245,994 shares comprised of 1,707,490 shares of common stock and 1,538,504 shares of common stock issuable upon the exercise of warrants.
     DCI MASTER LDC: 3,130,494 shares comprised of 1,632,490 shares of common stock and 1,498,004 shares of common stock issuable upon the exercise of warrants.
     Duncan Capital Group, LLC:  115,500 shares of common stock.

(b)  Percent of Class:  Mr. Crow:  9.99%*
                        Mr. Clug:  9.99*%
                        Duncan Capital Group, LLC:  0.4%
                        DCI MASTER LDC:  9.99%*

   The foregoing percentages are based upon the statement of the Issuer in its 10-QSB filed on November 17, 2006 with the Securities and Exchange Commission that it had 29,756,625 shares outstanding at November 15, 2006.

   *Pursuant to the terms of the warrants, the Issuer has agreed that the number of shares of common stock that may be acquired by the holder of any warrants upon any conversion thereof (or otherwise in respect thereof) shall be limited to the extent necessary to insure that, following such conversion (or other issuance), the total number of shares of common stock then beneficially owned by such holder does not exceed 9.99% of the total number of issued and outstanding shares of common stock. If not for the 9.99% restriction described above, the ownership percentage held by Mr. Crow and Mr. Clug would be 10.4% and the ownership percentage held by DCI Master LDC would be 10%.

(c)  Number of shares as to which each such person has:

  (i)  sole power to vote or to direct the vote:
                                Mr. Clug                    0
                                Mr. Crow                    0
                                Duncan Capital Group, LLC   0
                                DCI MASTER LDC              0

   (ii) shared power to vote or to direct the vote:

                           Mr.  Crow                 3,245,994
                           Mr. Clug                  3,245,994
                           Duncan Capital Group, LLC   115,500
                           DCI MASTER LDC            3,130,494

   (iii)   sole power to dispose or to direct the disposition of:

                           Mr. Crow                          0
                           Mr. Clug                          0
                           Duncan Capital Group, LLC         0
                           DCI MASTER LDC                    0

   (iv) shared power to dispose or to direct the disposition of:

                           Mr. Crow                   3,245,994
                           Mr. Clug                   3,245,994
                           Duncan Capital Group, LLC    115,500
                           DCI MASTER LDC             3,130,494

ITEM 5    Ownership of Five Percent or Less of a Class:
          --------------------------------------------

   If this statement is being filed to report the fact that as of the  date  hereof  the  reporting person has  ceased  to  be  the beneficial  owner  of  more than five percent  of  the  class  of
securities, check the following:  [   ].

ITEM  6   Ownership of More than Five Percent on Behalf of
          ------------------------------------------------
          Another Person:
          --------------

          Not Applicable.

ITEM 7    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          ---------------------------------------------------
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          ----------------------------------------------------
          PARENT HOLDING COMPANY OR CONTROL PERSON:
          ----------------------------------------

          Not Applicable.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
          ---------------------------------------------------------

   The Reporting Persons may be deemed to constitute a group with one another pursuant to Section 13 of the Securities Exchange Act
of  1934.   The Reporting Persons do not affirm the existence  of
such a group.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP:
          ------------------------------

          Not Applicable.

Item 10   CERTIFICATIONS:
          --------------

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                           SIGNATURES
                           ----------

   After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 8, 2006               /s/ Michael Crow
                                      -----------------------
                                      Michael Crow


Dated: December 8, 2006               /s/ Alex Clug
                                      ------------------------
                                      Alex Clug


Dated: December 8, 2006               DCI MASTER LDC


                                   By: /s/ Michael Crow
                                      -------------------------
                                      Michael Crow
                                      Director

Dated: December 8, 2006             For DUNCAN CAPITAL GROUP, LLC,
                                    By the MW CROW FAMILY LP


                                   By: /s/ Michael Crow
                                       ---------------------------
                                       Michael Crow
                                       General Partner



Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see US.C. 1001)

                            EXHIBIT A

                            AGREEMENT
                  JOINT FILING OF SCHEDULE 13G


   The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13G and any amendments thereto reporting each of the undersigned's ownership of securities of Halo Technology Holdings, Inc. and hereby affirm that such
Schedule 13G is being filed on behalf of each of the undersigned.


Dated: December 8, 2006               /s/ Michael Crow
                                      -------------------
                                      Michael Crow


Dated: December 8, 2006               /s/ Alex Clug
                                      --------------------
                                      Alex Clug


Dated: December 8, 2006               DCI MASTER LDC


                                   By: /s/ Michael Crow
                                      --------------------
                                      Michael Crow
                                      Director

Dated: December 8, 2006           For DUNCAN CAPITAL GROUP, LLC,
                                  By the MW CROW FAMILY LP


                                   By: /s/ Michael Crow
                                       -------------------------
                                       Michael Crow
                                       General Partner